October 14, 2010

Gordon L. Jones, President, CEO, Director
Clearwater Paper Corporation
601 W. Riverside Avenue, Suite 1100
Spokane, Washington 99301

> **Re: Clearwater Paper Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-34146**

Dear Mr. Jones:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Tia Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel and
     Health Care Services